UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Brazil

Veolia Water builds three units for the treatment of raw water and wastewater for pulp and paper producer CMPC

Paris. May 15, 2013. Veolia Water, via its subsidiary Veolia Water Solutions & Technologies, has been awarded a contract for €130 million to build three units for the treatment of raw water and wastewater for the Chilean CMPC Group, a world leader in pulp and paper production.

Celulose Riograndense, a member of the CMPC Group, has adopted the unique solutions offered by Veolia Water Solutions & Technologies for the treatment of its raw water and wastewater to comply with the very strict environmental regulations of the State of Rio Grande do Sul, where its pulp plant is located.

With more than 1,000 global references in the pulp and paper industry alone, Veolia Water Solutions & Technologies is the recognized leader in the treatment of effluent and black liquor produced by the industry.

“This is the largest contract ever signed in Brazil in the pulp and paper sector. It features our best technologies, which are MBBR, for the treatment of wastewater, and Actiflo, for the treatment of the process water,” confirmed Yvan Liegey, Chairman and CEO of Veolia Water Solutions & Technologies Latin America.

Under the terms of the EPC (engineering, procurement and construction) contract signed in April, Veolia will build three treatment facilities using the proprietary technologies that are most appropriate for the sector.

The first unit, with a capacity of 840 cubic meters per day, will produce demineralized water using ion exchange and condensate polishing to supply the boilers. The second unit, with a capacity of 108,000 cubic meters per day, will treat raw water before it is injected into the pulp production process. This part of the plant uses Actiflo, Veolia’s unique clarification system supported by high-speed filters. Together these technologies guarantee the flexibility, effectiveness and efficiency of the solution. Finally the wastewater from the pulp plant will be treated in a third unit, developed by Aquaflow, - a company owned by Veolia -  with a capacity of 140,000 cubic meters per day. MBBR (moving bed biofilm reactor) technology, developed by Veolia Water subsidiary AnoxKaldnes will be used prior to the activation and drying of the sludge for an optimized and environmentally responsible solution. This tertiary treatment will enable Celulose Riograndense to comply with the very strict regulations governing the discharge of wastewater into the natural environment.

The three treatment facilities are scheduled for delivery in April 2015.

According to Jean-Michel Herrewyn, CEO of Veolia Water, “The pulp and paper industry consumes large amounts of water and is subject to increasingly strict regulatory constraints all around the world. It needs effective, efficient and reliable technologies. Veolia Water is in the best position to respond to these requirements with its innovative and unique solutions.”

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world’s major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 89,094 employees, Veolia Water provides water services to 100 million people and wastewater services to 71 million. Its 2012 revenue amounted to €12.078 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

* Excluding Veolia Transdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 15, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer